Gary A. Miller 215.851.8472 gmiller@eckertseamans.com

February 19, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Andrew Mew, Accounting Branch Chief
Donna Di Silvio, Staff Accountant

Re:	Encompass Group Affiliates, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed September 28, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 000-30486

Dear Mr. Mew and Ms. Di Silvio:

On behalf of Encompass Group Affiliates, Inc. (the “Company”), we are requesting additional time for the Company to submit its responses to the comments of the Commission staff as set forth in your letter, dated February 5, 2010, with respect to the Company’s Form 10-K and Form 10-Q as referenced above.  We respectfully request an extension until Tuesday, March 2, 2010 for the Company to submit its responses to your letter.  We have confirmed via telephone with Ms. Di Silvio that this extension is acceptable.

Please let me know if you have any questions or objections to this request.  You may contact me at telephone number (215) 851-8472, by facsimile (215) 851-8383 or by e-mail at gmiller@eckertseamans.com.

Thank you.

Very truly yours,

/s/ Gary A. Miller

Gary A. Miller

cc:	John E. Donahue, Chief Financial Officer